April 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Arthur Sandel – Structured Finance

Re:      Pacific Gas and Electric Company

PG&E Wildfire Recovery Funding LLC

Registration Statement on Form SF-1

File Nos. 333-263719 and 333-263719-01

Filed March 21, 2022

Dear Mr. Sandel:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of Pacific Gas and Electric Company and PG&E Wildfire Recovery Funding LLC that the effective date of the Registration Statement be accelerated so that the same will become effective at 9:00 a.m. Eastern Time on April 29, 2022, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: April 25, 2022

(ii)	Anticipated dates of distribution: April 26, 2022 – May 13, 2022

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500

(iv)

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter who is reasonably anticipated to participate in the distribution of the securities as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steffen Lunde
Name:	Steffen Lunde
Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Katrina T. Niehaus
Name:	Katrina T. Niehaus
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Mark Gilmore
Name:	Mark Gilmore
Title:	Managing Director

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request